



04002436

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response......12.00

SEC FILE NUMBER
8- 18812

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORBY CAPITAL MARKETS, INC.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___10 HIGH STREET SUITE 600___
(No. and Street)

___BOSTON___   ___MA___   ___02110___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___SUSAN KIRBY___   ___617 482-8780___
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___DUNN & HOBAN PC___
(Name – if individual, state last, first, middle name)

___1179 HIGH STREET___   ___WESTWOOD___   ___MA___   ___02090___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __MICHAEL J REILLY__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CORBY CAPITAL MARKETS, INC.__ , as of __FEBRUARY 25__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__PRESIDENT__
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORBY CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2003 AND 2002

CORBY CAPITAL MARKETS, INC.

DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

Dunn & Hoban, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Directors of
Corby Capital Markets, Inc.
Boston, Massachusetts

We have audited the accompanying balance sheets of Corby Capital Markets, Inc. as of December 31, 2003 and 2002, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corby Capital Markets, Inc. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with generally accepted principles.

Dunn & Hoban PC

Certified Public Accountants
Westwood, Massachusetts

February 18, 2004

CORBY NORTH BRIDGE SECURITIES, INC.
Balance Sheets
December 31, 2003 and 2002

	2003	2002
Assets		
Current Assets:		
Cash	$ 200,517	$ 10,501
Dividends and interest receivable	52,968	68,180
Investment securities (Note 1 and 2)	9,773,817	9,256,565
Prepaid expenses	50,467	44,636
Loan taxes receivable	2,514	8,750
Total current assets	10,080,283	9,388,632
Property and equipment, net (Note 3)	49,994	53,309
Other assets:		
Deferred income taxes (Note 6)	0	10,490
Deposits	75,280	75,160
Total Assets:	$ 10,205,557	$ 9,527,591
Liabilities and Shareholders' Equity		
Current liabilities:		
Payable to clearing organization	$ 7,946,478	$ 7,580,268
Accounts payable	6,952	(6,226)
Income taxes payable	119,210	95,353
Accrued expenses and other liabilities	243,032	251,107
Total current liabilities	8,315,672	7,920,502
Liabilities subordinated to claims		
of general creditors (Note 4)	330,221	330,221
Deferred tax liability	9,107	0
Shareholders' equity:		
Common stock, $.01 par value; 1,300,000 shares		
authorized, 925,134 issued and 830,134 outstanding in 2003		
925,134 issued and 795,134 outstanding in 2002	9,251	9,251
Additional paid-in capital	957,550	957,550
Retained earnings	704,756	480,067
Treasury stock, 95,000 shares in 2003		
and 13,000 shares in 2002, at cost	(121,000)	(170,000)
Total shareholders' equity	1,550,557	1,276,868
Total liabilities and shareholders' equity:	$ 10,205,557	$ 9,527,591

CORBY NORTH BRIDGE SECURITIES, INC.
Statements of Income and Retained Earnings
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenue:		
Commissions from securities transactions	$ 73,280	$ 288,809
Net gain on principal transactions	4,157,596	3,614,488
Underwriting and syndicated management fees	62,221	9,602
Total revenue	4,293,097	3,912,899
Operating expenses	3,649,102	3,419,379
Income from operations	643,995	493,520
Other income/(expense):		
Interest income	18,244	72,520
Dividend income	569	1,078
Interest expense	(182,133)	(153,603)
Other expense	(15,000)	(15,000)
Total other income expense	(178,320)	(95,005)
Income (loss) before income taxes	465,675	398,515
Income tax benefit/(expense) (Note 6)	(207,781)	(161,564)
Net income (loss)	257,894	236,951
Retained earnings, beginning of year	480,067	243,116
Dividends paid	(33,205)	0
Retained earnings, end of year	$ 704,756	$ 480,067

CORBY NORTH BRIDGE SECURITIES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 257,894	$ 236,951
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	22,397	35,359
Changes in operating assets and liabilities:		
(Increase) decrease in securities owned	(517,252)	(2,273,216)
(Increase) decrease in dividend and interest receivable	15,212	(17,185)
(Increase) decrease in prepaid expenses	(5,831)	(7,489)
(Increase) decrease in loan receivable	6,236	(8,750)
(Increase) decrease in deferred income taxes	10,490	56,057
(Increase) decrease in other assets	(120)	(20,599)
Increase (decrease) in payable to clearing organizations	366,210	1,909,117
Increase (decrease) in income taxes payable	23,857	89,003
Increase (decrease) in deferred tax liability	9,107	0
Increase (decrease) in other liabilities	5,103	195,695
Net cash provided by (used in) operating activities	193,303	194,943
Cash flows from investing activities:		
Acquisition of property and equipment	(19,082)	(54,983)
Net cash (used in) investing activities	(19,082)	(54,983)
Cash flows from financing activities:		
Proceeds from issuance of treasury stock	49,000	0
Dividends paid	(33,205)	0
Repurchase of treasury stock	0	(140,000)
Net cash provided by (used in) financing activities	15,795	(140,000)
Net increase (decrease) in cash and cash equivalents	190,016	(40)
Cash and cash equivalents (beginning of year)	10,501	10,541
Cash and cash equivalents, end of year	$ 200,517	$ 10,501
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	182,133	153,603
Taxes	$ 179,624	$ 10,154

See auditors' report and notes to financial statements.

CORBY NORTH BRIDGE SECURITIES, INC.
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock	Paid in Capital	Treasury Stock	Retained Earnings/ (Deficit)	Total
Balance at January 1, 2002	$ 9,251	$ 957,550	$ (30,000)	$ 243,116	$ 1,179,917
Repurchase of treasury stock			(140,000)		(140,000)
Net income				236,951	236,951
Balance at December 31, 2002	9,251	957,550	(170,000)	480,067	1,276,868
Issuance of treasury stock			49,000		49,000
Payment of dividends				(33,205)	(33,205)
Net income				257,894	257,894
Balance at December 31, 2003	$ 9,251	$ 957,550	$ (121,000)	$ 704,756	$ 1,550,557

CORBY NORTH BRIDGE SECURITIES, INC.
Statements of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Years Ended December 31, 2003 and 2002

	Class A
Balance at January 1, 2002	$ 330,221
Balance at December 31, 2002	330,221
Balance at December 31, 2003	$ 330,221

Note 1 – Summary of Significant Accounting Policies

Business Activity

Corby Capital Markets, Inc., a Delaware corporation, is a registered broker/dealer in securities located in Boston, Massachusetts.

Use of Estimates

Management used estimates and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from the estimates.

Investment Securities

Securities owned by the Company are valued at their fair market value with any unrealized gain or loss reflected in income. Securities transactions (and any related gains or losses on sales) are recorded on a trade date basis. At December 31, 2003 and 2002, the securities owned portfolios comprised of debt and equity securities classified as trading securities in conjunction with FASB 115.

Property and Equipment

Property and Equipment are stated at cost. Depreciation of furniture and equipment and amortization of leasehold improvements are calculated by the straight-line depreciation method using estimated useful lives of two to ten years.

Federal and State Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards No. 109 "Accounting for Income Taxes".

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $30,281 and $5,339 for the years ended December 31, 2003 and 2002 respectively.

Customer Accounts

The Company's customer accounts are carried on the books of National Financial Services Corporation (NFSC), on a fully disclosed basis. The Company is therefore exempt from the customer reserve requirements under SEC Rule 15c3-3.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2003

Note 1 – Summary of Significant Account Policies (Continued)

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include cash and any highly liquid debt instruments with a maturity of three months or less.

Note 2 – Investment Securities

Original cost and market values of debt and equity securities at December 31, 2003 and 2002 are as follows:

	Cost	2003 Market Value	Unrealized Gain/(Loss)
Debt Securities	$ 9,811,414	$ 9,773,817	$ (37,597)
Total	$ 9,811,414	$ 9,773,817	$ (37,597)

	Cost	2002 Market Value	Unrealized Gain/(Loss)
Debt Securities	$ 9,185,505	$ 9,256,565	$ 70,060
Total	$ 9,185,505	$ 9,256,565	$ 70,060

Note 3 – Property and Equipment

At December 31, 2003 and 2002, property and equipment consisted of the following:

	2003	2002
Furniture and fixtures	$446,900	$446,900
Leasehold improvements	0	65,211
Computer and telephones	19,082	0
	$465,982	$512,111
Less accumulated depreciation	415,988	458,802
	$ 49,994	$ 53,309

Depreciation expense for the years ended December 31, 2003 and 2002 was $22,397 and $35,359.

Note 4 – Subordinated Notes

Class A Notes

At December 31, 2003 and 2002, the Company had $330,221 and $330,221 respectively, of Class A notes. The notes are due June 1, 2014, and bear interest at 9.25% annually. Interest is payable annually on June 1 of each year commencing with June 1, 1995. The notes are subordinated to the claim of general creditors as described in rule 15c-1 of the Securities and Exchange Act of 1934.

Two shareholders of the Company are the subordinated Class A noteholders.

The interest cost was $30,545 and $30, 505 for the years ended December 31, 2003 and 2002, respectively.

Note 5 – Profit Sharing and 401(k) Plan

The Company adopted a qualified, trusteed, voluntary, contributory profit sharing plan effective January 1, 1980, and a 401(k) Plan covers substantially all employees who met specified age and service requirements.

The Company contributions to the Profit Sharing Plan for the years ended December 31, 2003 and December 31, 2002 were $100,000 and $175,000, respectively.

Note 6 – Federal and State Income Taxes

Financial Accounting Standards No. 109, "Accounting for Income taxes" required that deferred income taxes be computed using the liability method under which deferred income tax assets and liabilities are computed based on differences between the financial statement and tax bases of assets and liabilities.

The Company's total deferred tax assets at December 31, 2003 and 2002 are as follows:

	2003	2002
Total deferred tax asset/(liability)	$ (9,107)	$ 10,490

Those amounts have been presented in the Company's financial statements as follows:

	2003	2002
Current deferred tax asset/(liability)	$ 0	$ 0
Non current deferred tax asset/(liability)	(9,107)	10,490
Total deferred tax assets/(liability)	$ (9,107)	$ 10,490

The income tax expense differs from amounts currently payable because certain revenues and expenses are reported in the income statement in periods that differ from those in which they are subject to taxation.

The principal differences in timing between the income statement and taxable income involve depreciation expenses recorded on the straight-line method in the income statement and by accelerated methods for tax purposes.

Income tax benefit consists of the following:

	2003	2002
Current tax (expense)/benefit		
Federal	$(155,733)	$ (50,026)
State	(50,842)	(45,327)
	(206,575)	(95,353)
Deferred income tax (expense)/benefit		
Federal	(17,238)	(56,057)
State	16,032	(10,154)
	(1,206)	(66,211)
Total income tax (expense)/benefit	$(207,781)	$(161,564)

The principal difference between state and federal tax (expense)/benefit is due to municipal bond interest that is non-taxable for federal income tax purposes.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2003

Note 7 – Commitments

On September 1, 2002, the Company entered into a five-year lease expiring August 31, 2007 for space located at 10 High Street in Boston, Massachusetts. The terms of the lease require monthly payments of $7,213 for the first three years and $7,432 for the last two years.

At December 31, 2003 and 2002, rent expense was $86,556 and $76,415.

Minimum lease payments due under this lease for the next four years are as follows:

2004	86,556
2005	87,433
2006	89,182
2007	59,455
	$ 322,626

Note 8 – Net Capital Requirements

The Company is subject to the Security and Exchange Commission's uniform net capital rule (Rule 15c3-1), which required the maintenance of minimum net capital and required that the ratio of aggregate indebtedness, as defined shall not exceed 15 to 1. The Company had net capital and net capital requirements under these provisions as follows:

Net Capital	1,350,609
Net Capital Requirement	100,000
Net Capital Ratio	13 To 1

Note 9 – Debt to Debt/Equity Ratio

Rule 15c3-1 of the Securities and Exchange Act allows for a debt to debt/equity ratio, as defined, of up to 70%. The Company's debt to debt/equity ratio was 18% and 21% at December 31, 2003 and 2002, computed as follows:

	2003	2002
Equity	$ 1,550,557	$ 1,276,686
Debt and other subordinated notes	330,221	330,221
Total debt/equity	$ 1,880,778	$ 1,607,089
Debt to debt/equity ratio	18%	21%

Note 10 – Stock Option Plan

In 1996, the Company's stockholders approved a stock option plan that was adopted to secure for the Company and its shareholders the benefits arising from stock ownership by employees, officers and directors of, and consultants or advisors to, the Company who are expected to contribute to the Company's future growth and success. Under the terms of the plan, options granted may be either incentive stock options, meeting the requirements of Section 422 of the Internal Revenue Code, or non-statutory options, which are not intended to meet the requirements of Section 422 of the Code.

The plan currently reserves 200,000 shares of common stock for grant and provides that the term of each award be determined by the Board of Directors charged with administering the plan. The exercise price, determined by the Board of Directors, for incentive stock options, shall not be less than 100% of the fair market value of such stock on the date of the grant, and non-statutory stock options, shall not be less than 100% of such fair market value. The plan has vesting requirements. At December 31, 2003 and 2002, no options were granted.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2003

Note 11 – Capital Structure

At December 31, 2003 and 2002, the Company had 925,134 shares of .01 par value common stock issued and 830,134 and 795,134 outstanding respectively. Common shares are voting and dividends are paid at the discretion of the Board of Directors. At December 31, 2003, the Company paid dividends of $33,205.

All common shares are restricted from transfer without the Company being offered the first right to repurchase shares at a market-value price.

Dunn & Hoban, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Board of Directors
Corby Capital Markets, Inc.
Boston, Massachusetts

REPORT ON SUPPLIMENTARY INFORMATION

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages is presented for the purposes of additional analysis and, although not required for a fair presentation of financial position, results of operations, and cash flows, was subjected to the audit procedures applied in the audit of the basic financial statements taken as a whole.

Dunn & Hoban PC

Westwood, Massachusetts
February 18, 2004

CORBY NORTH BRIDGE SECURITIES, INC.
Statements of Operating Expenses
For the Years Ended December 31, 2003 and 2002

	2003	2002
Advertising	$ 30,281	$ 5,339
Blanket bond	2,642	2,565
Clearing charges	311,161	244,450
Commissions	1,434,054	1,200,299
Contributions	14,650	11,100
Courier	3,369	3,824
Depreciation	22,397	35,359
Dues and subscriptions	148,821	120,010
Health insurance	79,504	83,728
Insurance	23,923	26,096
Legal and professional fees	162,179	385,887
Licenses and taxes	31	6,599
Maintenance and repairs	13,865	44,852
Office expense	9,244	11,312
Other broker/dealer expenses	21,483	14,181
Payroll taxes	91,094	88,624
Postage	3,009	3,725
Printing	1,790	859
Professional development	1,173	1,421
Rent	86,559	76,415
401 (k) and profit sharing plan fees	103,106	178,057
Salaries	930,400	754,872
Supplies	13,907	18,431
Telephone	33,869	34,162
Travel and entertainment	102,800	63,042
Utilities	3,791	4,170
Total Operating Expenses	$ 3,649,102	$ 3,419,379

CORBY NORTH BRIDGE SECURITIES, INC.
Computation of Net Capital Requirements Pursuant to
SEC Rule 15c3-1
December 31, 2003 and 2002

		2003		2002
Capital and allowable subordinated liabilities:				
Common stock	$	9,251	$	9,251
Additional paid in capital		957,550		957,550
Treasury stock		(121,000)		(170,000)
Retained earnings		704,756		480,067
Subordinated liabilities		330,221		330,221
Total capital and subordinated liabilities		1,880,778		1,607,089
Unallowable assets:				
Property and equipment		49,994		53,309
Loan receivable		2,514		8,750
Deferred income taxes		0		10,490
Deposits		25,280		25,160
Prepaid expenses		50,467		44,636
Security haircuts		401,914		449,300
Total unallowable assets		530,169		591,645
Net Capital	$	1,350,609	$	1,015,444

CORBY NORTH BRIDGE SECURITIES, INC.
Reconciliation of Unaudited Computation
of Net Capital to Audited Computation of Net Capital
December 31, 2003

Unaudited net capital at December 31, 2003	$	1,879,952
Net audit adjustments affecting capital:		
1. To adjust cash to actual		16,588
2. To adjust accounts payable, accrued expenses		
income taxes payable, and other liabilities		(545,931)
Audited net capital at December 31, 2002	$	1,350,609

Dunn & Hoban, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Board of Directors
Corby Capital Markets, Inc.
Boston, Massachusetts

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Corby Capital Markets, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Corby Capital Markets, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

(continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Westwood, Massachusetts
February 18, 2004

Dunn & Hoban, P.C.